Marlo's™
BAKE SHOP

EXECUTIVE SUMMARY



Marlo's bake shop

WHO WE ARE & WHAT WE DO:































NON GMO Project VERIFIED nongmoproject.org

WOMEN-OWNED COMPANY

OUR TEAM:

LinkedIn

Annie's HOMEGROWN

TRADITIONAL MEDICINALS SINCE 1974 wellness teas

SieckGrowth

WHOLE FOODS MARKET

CATEGORY OPPORTUNITY



COOKIES ARE PRESENT IN 3.4 OUT OF 5 AMERICAN HOUSEHOLDS*

THEY REPRESENT AN $8.3B MARKET IN THE US

…AND THE SPECIALTY COOKIE MARKET IS PROJECTED TO GROW AT 6% COMPOUNDED ANNUALLY THROUGH 2021**

SOURCES: *Mintel International, 2016; **Technavio, Nielsen, Euromonitor, Kurt Salmon Analysis








ADDRESSABLE U.S. MARKET



Source: Technavio, Nielsen, Euromonitor, Kurt Salmon Analysis

OUR WHOLESOME INDULGENCES: TREAT YOURSELF



Marlo's bake shop

SOFT-BAKED BISCOTTI





Marlo's
Soft-Baked
BISCOTTI
THE ORIGINAL
110 CALORIES
DELICIOUS FLAVOR
ALL-NATURAL INGREDIENTS
NET WT. 5 OZ (141g)

18 SKUs

HEIRLOOM COOKIES

Marlo's
Sweet Heat
DOUBLE CHOCOLATE CHIP COOKIES
NET WT. 5 OZ (141g)
MADE WITH ORGANIC INGREDIENTS

4 SKUs

CRISPY COOKIE BITES



Crispy Cookie Bites
CHOCOLATE
PUMPKIN PIE

To Be Released: 8 SKUs

*ALL PRODUCTS AVAILABLE IN SINGLE SERVING FORMATS













OUR CONSUMERS





Marlo's bake shop

- ✓ GRAZING & SNACKING
- ✓ SHOP ONLINE
- ✓ SEEK 'CLEAN' INGREDIENTS & UNIQUE FLAVORS

HOW WE REACH THEM:







NON GMO Project VERIFIED nongmoproject.org

- ✓ WANT WHOLESOME INDULGENCE
- ✓ MULTIPLE EATING OCCASIONS DAILY

HOW WE REACH THEM:





















SAVE $2 NOW!
Buy Any 2 Packages & Get $2 Off
Premium, Wholesome Soft-Baked Biscotti
Marlo's

WOMEN-OWNED COMPANY

CURRENT RETAIL DISTRIBUTION



















~1,100 POINTS OF DISTRIBUTION










CUSTOMER PIPELINE & DISTRIBUTION FORECAST









Marlo's bake shop

H1 2018	H2 2018	2019 & BEYOND
2018 PLACEMENTS	**PRODUCTS PRESENTED**	**BUYERS ENGAGED**
Ralphs	Whole Foods Market	amazon.eu; Starbucks Coffee
Rosauers Supermarkets	Sprouts Farmers Market	Costco Wholesale; Albertsons
meijer	Kroger	Ahold Delhaize; Sam's Club































8

COMPETITIVE LANDSCAPE



	NON-GMO PROECT VERIFIED	WOMEN-OWNED BUSINESS	"CLEAN" INGREDIENT LISTS	GRAB 'N' GO OFFERINGS	COMPELLING ORIGIN STORY
Marlo's BAKE SHOP	X	X	X	X	X
OREO				X	
Keebler				X	

     

OUR TEAM





CEO/Founder
Marlo Giudice



VP of Sales
Jeff Canner



Marketing & Operations Admin
Olivia Hoedt

BOARD OF ADVISERS



Blair Kellison
Traditional Medicinals



Deborah Luster
Annie's Homegrown



Swapna Kodali-Ranade
Operations Consultant



Greg Sieck
SieckGrowth








CAPITAL ALLOCATION



INITIATIVE	RESOURCES REQUIRED
New Products	$118,000 - 36%
R & D	$6,000
Packaging Design	$10,000
Inventory	$90,000
Printing Plates & Dies	$12,000
Sales & Marketing	$207,000 - 64%
Online Media Manager	$77,000
Product Promotion	$80,000
Tradeshows	$50,000
TOTAL:	$250,000










For More Info, Please Contact:

Marlo Giudice, CEO/Fot1ndrr





APPENDIX



CAPITALIZATION TABLE- DETAIL



Source	Amount Raised
Self-Funded, 2012-2017	$60,000
Kickstarter, 2013	$15,500
Convertible Notes, Friends & Family, 2014-2016	$88,000
Loans	
HFLA, 0% Interest- 2015	$50,000
KivaZip, 0% Interest- 2015	$10,000
JFCS, 4.25% Interest- 2018	$40,000
CircleUp, 2017	$60,000

- 94% owned by Marlo Giudice, a California LLC
- Certified Diverse Supplier as a *Women-Owned Business*



     